================================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                   ----------

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                              Amendment No. 2

                                DEPUY, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                   ----------

                                249726 10 0
                               (Cusip Number)

                               CORANGE LIMITED
                        CORANGE INTERNATIONAL LIMITED
                     CORANGE INTERNATIONAL HOLDING B.V.
                              PHARMINVEST S.A.
                      (Name of Persons Filing Statement)

                               Peter R. Douglas
                            Davis Polk & Wardwell
                             450 Lexington Avenue
                              New York, NY 10017
                            Tel No.: 212-450-4000
                   (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices
                            and Communications)

                               July 21, 1998
          (Date of Event which Requires Filing of this Statement)

                                   ----------

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

               Check the following box if a fee is being paid with this statement: [ ]

================================================================================




                                  SCHEDULE 13D

CUSIP No. 249726 10 0                                    Page ____ of ____ Pages

     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CORANGE LIMITED
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [x]
                                                                        (b)  [ ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

               NOT APPLICABLE
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                 [ ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               BERMUDA
             NUMBER OF SHARES                   7     SOLE VOTING POWER
        BENEFICIALLY OWNED BY EACH
          REPORTING PERSON WITH

                                                      0
                                                8     SHARED VOTING POWER

                                                      83,000,000*
                                                9     SOLE DISPOSITIVE POWER

                                                      0
                                                10    SHARED DISPOSITIVE POWER

                                                      83,000,000*

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,168,745*
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3%
    14         TYPE OF REPORTING PERSON*

               CO
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7


                                  SCHEDULE 13D

CUSIP No. 249726 10 0                                  Page ____ of ____ Pages

     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CORANGE INTERNATIONAL LIMITED
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [x]
                                                                        (b)  [ ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

               NOT APPLICABLE
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               BERMUDA
             NUMBER OF SHARES              7          SOLE VOTING POWER
        BENEFICIALLY OWNED BY EACH
          REPORTING PERSON WITH

                                                      0
                                           8          SHARED VOTING POWER

                                                      83,000,000*
                                           9          SOLE DISPOSITIVE POWER

                                                      0
                                           10         SHARED DISPOSITIVE POWER

                                                      83,000,000*

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               528,247*
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1%
    14         TYPE OF REPORTING PERSON*

               CO
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 249726 10 0                                  Page ____ of ____ Pages

     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               CORANGE INTERNATIONAL HOLDING B.V.
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [x]
                                                                        (b)  [ ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

               NOT APPLICABLE
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               THE NETHERLANDS
             NUMBER OF SHARES             7          SOLE VOTING POWER
        BENEFICIALLY OWNED BY EACH
          REPORTING PERSON WITH

                                                     0
                                          8          SHARED VOTING POWER

                                                     83,000,000*
                                          9          SOLE DISPOSITIVE POWER

                                                     0
                                          10         SHARED DISPOSITIVE POWER

                                                     83,000,000*

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               13,272,193*
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               13%
    14         TYPE OF REPORTING PERSON*

               CO
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7

                                  SCHEDULE 13D

CUSIP No. 249726 10 0                                   Page ____ of ____ Pages

     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PHARMINVEST S.A.
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [x]
                                                                        (b)  [ ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

               NOT APPLICABLE
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)                                         [ ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               LUXEMBOURG
             NUMBER OF SHARES              7          SOLE VOTING POWER
        BENEFICIALLY OWNED BY EACH
          REPORTING PERSON WITH
                                                      0
                                           8          SHARED VOTING POWER

                                                      83,000,000*
                                           9          SOLE DISPOSITIVE POWER

                                                      0
                                           10         SHARED DISPOSITIVE POWER

                                                      83,000,000*

    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               66,030,815*
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               67%
    14         TYPE OF REPORTING PERSON*

               CO
                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88) 2 of 7


               *Introduction

               Corange Limited ("Corange") hereby amends and supplements its Report on Schedule 13D, originally filed on June 3, 1997 and amended by Amendment No. 1 on March 31, 1998 (as amended, the "Schedule 13D") with respect to shares of common stock, $.01 par value (the "Shares") of DePuy, Inc. (the "Company"). On July 21, 1998, Corange and Corange International Limited ("CIL"), Corange International Holding B.V. ("CIHBV") and Pharminvest S.A. ("Pharminvest", and together with Corange, CIL and CIHBV, the "Sellers"), all indirect wholly owned subsidiaries of Roche Holding Ltd, entered into a Stockholder Agreement (the "Stockholder Agreement") with Johnson & Johnson ("Parent") and LIB Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), pursuant to which Sellers have agreed with Parent and the Purchaser to tender to the Purchaser, pursuant to a tender offer by Purchaser (the "Offer"), or sell to the Purchaser immediately following the Offer, in each case at a price of $35 per Share, all the Shares owned by Sellers representing an aggregate of 83,000,000 Shares or approximately 84% of the Shares outstanding as of July 21, 1998. In addition, any Shares that Sellers may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreement. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer, the Purchaser must purchase all the Shares subject to the Stockholder Agreement not accepted for payment by the Purchaser under the Offer. Pursuant to the Stockholder Agreement, Sellers have also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreement against any transaction with a third party other than the transactions contemplated by the Offer and the merger ("Merger") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated July 21, 1998 among Parent, Purchaser and the Company.

               Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 1.  Security and Issuer.

               This Schedule 13D relates to Common Stock, $.01 par value per share of DePuy, Inc. The issuer is DePuy, Inc., a Delaware corporation. The address of the issuer's principal executive office is 700 Orthopaedic Drive, Warsaw, Indiana 46580.

               Item 2.  Identity and Background

               On March 5, 1998, Roche Healthcare Limited, a Bermuda corporation ("RHL"), consummated its acquisition of all of the outstanding capital stock of Corange (the "Acquisition"). At the time of the Acquisition, Corange owned, directly and through its direct and indirect wholly-owned subsidiaries, 83,000,000 Shares.

               Each of RHL, Corange, CIL, CIHBV and Pharminvest is an indirect wholly owned subsidiary of Roche Holding Ltd, a Swiss corporation ("Holding"). Dr. h.c. Paul Sacher, an individual and citizen of Switzerland ("Dr. Sacher") has, pursuant to an agreement, the power to vote a majority of the voting securities of Holding. RHL, Corange, CIL, CIHBV, Pharminvest, Holding and Dr. Sacher are herein referred to collectively as the "Reporting Persons".

               The address of the principal offices of RHL is Church & Parliament Its., Hamilton, HM 12, Bermuda. The address of the principal offices of Holding is Grenzacherstrasse 124, Basel 4070, Switzerland. The business address of Dr. Sacher is Haus auf Burg, Muensterplatz 4, Basel 4051, Switzerland.

               The name, citizenship, present principal occupation and material position held during the last five years of each of the officers and directors of each Reporting Person are set forth on Schedules A, B, C, D, E and F hereto. During the last five years, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedules A-F (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               Not applicable.

               Item 4.  Purpose of the Transaction.

               The information set forth in "Introduction" is incorporated herein by reference. Other than as contemplated by the Stockholder Agreement, the Offer and the Merger Agreement, Sellers have no plans which relate to or would result in any transaction described in Schedule 13D, item 4(a) - (j).

               Item 5.  Interest in Securities of Issuer.

               (a)-(b) The information set forth on the inside cover pages is incorporated herein by reference.

               (c) None.

               (d) None.

               (e) Not applicable.

               Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The information set forth in "Introduction" is incorporated herein by reference. The sale is to take place pursuant to the Offer. The Offer is being made pursuant to the Merger Agreement. The Offer is conditioned upon, among other things, (i) the Shares owned by Sellers having been validly tendered to the Purchaser as required by the Stockholder Agreement, (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and
(iii) any approval under Council Regulation (EEC) No. 4064/89 of 21 December 1989, as amended, having been obtained. There can be no assurance that all conditions precedent of the Offer will be satisfied or waived and that the sale of Shares to Purchaser by Sellers will be consummated.

               Item 7.  Material to be Filed as Exhibits.

               99.1 Text of Press Release dated July 21, 1998, issued by
Holding.

               99.2 Agreement and Plan of Merger dated as of July 21, 1998, among Parent, the Purchaser and Company.

               99.3 Stockholder Agreement dated as of July 21, 1998, among Parent, the Purchaser and Sellers.

                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 28, 1998
                                   CORANGE LIMITED


                                    By:  /s/ John R. Talbot
                                       -----------------------------
                                       Name: John R. Talbot
                                       Title: Director


                                    CORANGE INTERNATIONAL LIMITED


                                    By:  /s/ John R. Talbot
                                       -----------------------------
                                       Name: John R. Talbot
                                       Title: Director


                                    CORANGE INTERNATIONAL HOLDING B.V.


                                    By:  /s/ W. J. van der Hoek
                                       -----------------------------
                                       Name: W.J. van der Hoek
                                       Title: Director


                                    PHARMINVEST S.A.


                                    By:  /s/ W. J. van der Hoek
                                       -----------------------------
                                       Name: W.J. van der Hoek
                                       Title: Director


                                                                    SCHEDULE A


                      Executive Officers and Directors(*)
                                      of
                                Corange Limited


               The names of the Directors and the names and titles of the Executive Officers of Corange and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of RHL. Each individual is a citizen of Bermuda.


Name, Business Address                Present Principal Occupation
----------------------                ----------------------------

John R. Talbot....................    Member of the Board

Graham Collis.....................    Member of the Board

George Burch......................    Member of the Board

C.F. Alexander Cooper.............    Member of the Board

Nicolas Trollope..................    Alternate Director


                                                                    SCHEDULE B


                      Executive Officers and Directors(*)
                                      of
                         Corange International Limited


               The names of the Directors and the names and titles of the Executive Officers of CIL and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of RHL. Each individual is a citizen of Bermuda.

Name, Business Address                Present Principal Occupation
----------------------                ----------------------------

John R. Talbot....................    Member of the Board

Graham Collis.....................    Member of the Board

George Burch......................    Member of the Board

C.F. Alexander Cooper.............    Member of the Board

Nicolas Trollope..................    Alternate Director


                                                                    SCHEDULE C


                      Executive Officers and Directors(*)
                                      of
                      Corange International Holding B.V.


               The names of the Directors and the names and titles of the Executive Officers of CIHBV and their business addresses and principal occupations are set forth below.

Name, Business Address                 Present Principal Occupation
----------------------                 ----------------------------

Peter Bieri........................    Member of the Board

Willem J. van der Hoek.............    Member of the Board

Aart Cooiman.......................    Member of the Board




                                                                    SCHEDULE D


                      Executive Officers and Directors(*)
                                      of
                               Pharminvest S.A.


               The names of the Directors and the names and titles of the Executive Officers of Pharminvest and their business addresses and principal occupations are set forth below.

Name, Business Address                 Present Principal Occupation
----------------------                 ----------------------------

Dr. Jurgen Friedrich...............    Chairman of the Board

Peter Bieri........................    Member of the Board

Willem J. van der Hoek.............    Member of the Board




                                                                    SCHEDULE E


                      Executive Officers and Directors(*)
                                      of
                           Roche Healthcare Limited


               The names of the Directors and the names and titles of the Executive Officers of Roche Healthcare Limited and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of RHL. Each individual is a citizen of Bermuda.

Name, Business Address                Present Principal Occupation
----------------------                ----------------------------

John R. Talbot....................    Member of the Board

Graham Collis.....................    Member of the Board

George Burch......................    Member of the Board

C.F. Alexander Cooper.............    Member of the Board

Nicolas Trollope..................    Alternate Director



                                                                    SCHEDULE F


                      Executive Officers and Directors(*)
                                      of
                               Roche Holding Ltd


               The names of the Directors and the names and titles of the Executive Officers of Roche Holding Ltd and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of Roche Holding Ltd. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Roche Holding Ltd and each individual is a Swiss citizen, except that Prof. Knowles is a British citizen and Mr. Belingard is a French citizen.

Business Address
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel


Name                                                     Present Principal Occupation
----                                                     ----------------------------

Dr. h.c. Fritz Gerber................................    Executive Chairman of the Board of Directors

Dr. Andres F. Leuenberger............................    Vice Chairman of the Board of Directors

Rolf Hanggi..........................................    Vice Chairman of the Board of Directors

Andre Hoffmann.......................................    Member of the Board of Directors, Venture Capitalist
Ashwood Associates
17 Cromwell Place
London SW7 2LA, England

Dr. Franz B. Humer...................................    Member of the Board of Directors, Chairman of the
                                                         Corporate Executive Committee, Head of
                                                         Pharmaceuticals Division

Dr. Henri B. Meier...................................    Member of the Board of Directors and Executive
                                                         Committee, Group Chief Financial Officer

Dr. Andreas Oeri.....................................    Member of the Board of Directors, Surgeon
Clarahofweg 19a
4005 Basel, Switzerland

Prof. Dr. jur. Kurt Jenny............................    Member of the Board of Directors, Lawyer
Aeschengraben 18
4051 Basel, Switzerland

Prof. Dr. Werner Stauffacher.........................    Member of the Board of Directors, Head of
Head of Department of Research                            Department of Research, University of Basel
University of Basel
Hebelstrasse 32
4056 Basel, Switzerland

Prof. Charles Weissmann..............................    Member of the Board of Directors, Professor,
Institut fur Molekularbiologie I                          University of Zurich
der Universitat Zurich
Hoenggerberg
8093 Zurich, Switzerland

Dr. Markus Altwegg...................................    Member of the Executive Committee, Head of Roche
                                                         Pharma Switzerland

Mr. Jean-Luc Belingard...............................    Member of the Executive Committee, Head of
                                                         Diagnostics Division

Dr. Roland Bronnimann................................    Member of the Executive Committee, Head of
                                                         Vitamins and Fine Chemicals Division

Prof. Dr. Jonathan Knowles...........................    Member of the Executive Committee, Head of Global
                                                         Pharmaceutical Research

Dr. Kuno Sommer......................................    Member of the Executive Committee, Head of
                                                         Fragrances and Flavours Division

Dr. Gerald Moller....................................    Member of the Executive Committee, Head of
                                                         Pharmaceutical Development



                                 EXHIBIT INDEX

Exhibit No.              Description                                       Page
-----------              -----------                                       ----

99.1           Text of Press Release dated July 21, 1998, issued by
               Holding.

99.2 Agreement and Plan of Merger dated as of July 21, 1998, among Parent, the Purchaser and Company.

99.3 Stockholder Agreement dated as of July 21, 1998, among Parent, the Purchaser and Sellers.